SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2011
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Masaru Kato
(Signature)
Masaru Kato
Executive Vice President and
Chief Financial Officer

Date: March 10, 2011

List of materials

Documents attached hereto:

i) Press Release announcing Sony Corporation Announces Executive Appointments and Realignment of Key Businesses.

1-7-1 Konan, Minato-ku
News & Information	Tokyo 108-0075

No. 11-031E
March 10, 2011

Sony Corporation Announces Executive Appointments
and Realignment of Key Businesses

Tokyo, March 10, 2011 – Sony Corporation (“Sony” or the “Company”) today announced executive appointments and realignment of its core electronics and networked service businesses effective April 1, 2011.  These changes are intended to facilitate the next phase of Sony’s transformation into the world’s leading provider of networked entertainment and solutions.

Sir Howard Stringer, Representative Corporate Executive Officer, Chairman, Chief Executive Officer and President, Sony Corporation, has extended his commitment to lead the Company through the next stage in its transformation.  Under Mr. Stringer, Sony will realign its core electronics and networked service operations into two key business groups.  After the realignment, all of Sony’s consumer electronics and networked service functions will reside in one group, named the “Consumer Products & Services Group”, and the growing B2B, component and semiconductor businesses will form the second group, the “Professional & Device Solutions Group”.

Kazuo Hirai, currently Corporate Executive Officer and Executive Vice President, will be named Representative Corporate Executive Officer and Executive Deputy President, Sony Corporation, and will be responsible for the Consumer Products & Services Group, which will include all of Sony’s consumer electronics businesses -- including TV, Home Video, Home Audio, Digital Imaging, PC, Game and Mobile products -- as well as the networked service businesses.  Mr. Hirai will also oversee Sony’s horizontal global sales and marketing, and common software platforms, as well as the Company’s design operations.  These are all core functions that primarily support the Company’s consumer products and service businesses.  In his current role, Mr. Hirai has successfully led the turnaround of the games business, expanded the PlayStation® Network – which now boasts more than 74 million registered accounts worldwide (as of March 9, 2011) -- and directed the launch of Sony’s new networked service platform.  In his expanded role, Mr. Hirai will extend his focus to developing a new generation of compelling products, through which Sony plans to deliver seamless and compelling entertainment experiences to consumers in both the home and mobile spaces.

The Professional & Device Solutions Group, which includes broadcast and professional products, semiconductors, batteries and other key components, will be led by Hiroshi Yoshioka, Corporate Executive Officer and Executive Deputy President, Sony Corporation.  Mr. Yoshioka will also utilize his engineering expertise and experience to further leverage Sony’s competitive advantages in cutting-edge technologies and core devices to identify and pursue new business opportunities, such as in the energy and medical fields.

“I am excited to lead the Company through the next phase in its transformation,” said Mr. Stringer.  “This operational realignment will help accelerate Sony’s growth and innovation by strategically focusing on our cross-Company goals and aggressively utilizing our technological strengths, with the goal of providing great entertainment experiences and innovative solutions to customers around the world.  The new responsibilities of Kazuo Hirai and Hiroshi Yoshioka will enable us to concentrate on and, as appropriate, quickly shift resources to, areas where they will have the greatest impact on our overall business.  The transformation we began two years ago is progressing very well.  The strength of our core products and technologies is growing, and our networked strategy is now a reality.  These initiatives, in tandem with our extensive content portfolio, will be the primary drivers of Sony’s continued growth and success.”

The new structure and executive appointments were formally approved by Sony’s Board of Directors at a meeting of the Board held earlier today.  “Sony is now entering the second phase of its transformation towards new development and growth, under the leadership of Mr. Stringer.  Sony’s Board of Directors is pleased that Mr. Stringer has accepted our request to continue his leadership of the Company as Chairman, CEO and President, and we will fully support him and his newly configured senior management team” said Yotaro Kobayashi, Chairman of the Board, Sony Corporation.

In recent years, Sony has made significant progress in strategically integrating its hardware, content and networked services, while also establishing horizontal platforms to streamline and optimize Sony’s operations in areas such as manufacturing, supply chain management, sales and marketing, and software design.  The Company has considerably improved its competitiveness and profitability.

This new organizational and management structure is intended to enable Mr. Stringer to continue to implement his Group-wide strategic vision, while also empowering the next generation of Sony’s management to focus on current operations as well as long-term growth and development of the Company’s core businesses.

Inquiries
Sony Corporate Communications     Tel 03-6748-2200

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